miax®

February 1, 2022

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Emerald, LLC ("Emerald")
Amendment 2022-2 to Form 1 Application

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2022-2 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit C – Updated officers for Miami International Holdings, Inc., Miami International Securities Exchange, LLC, and MIAX PEARL, LLC; updated observers for Miami International Securities Exchange, LLC; updated Bye-Laws for The Bermuda Stock Exchange

Exhibit J – Updated officers

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 02/01/22	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

22000721

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Emerald, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: February 1, 2022

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2022.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX Emerald, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, MIAX Emerald, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Futures, LLC, MIAX Products, LLC, The Bermuda Stock Exchange, and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc</u>.

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Mark G. Bagan	Executive Vice President – US Futures Strategy
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance

Name	Title
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti

Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

The following persons are the officers of Miami International Securities Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations

Name	Title
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

Directors
Thomas P. Gallagher
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
Lawrence Tanzman

Committees of Miami International Securities Exchange, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert
John A. Kinahan
John E. McCormac
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure

Name	Title
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Jiganti
Paul Kenyon

Benjamin Londergan
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf
Joseph Sellitto
Erik Swanson
Christopher L. Whittington
George Wolf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman
Joseph W. Ferraro III	President
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
   Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Caroline Kennedy

Mark Massad
Michael Neff
Eric Sites
Murray Stahl
John Wight
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Susan Monkman
Marco Montarsolo
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 402 Holdings, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 402 Holdings, LLC</u>

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

<u>Directors of M 402 Holdings, LLC</u>

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer
Jesse Marie B. Green	Chief of Staff & Assistant Secretary
James D. Facente, Jr.	Director & Chief Risk Officer – Market Operations, Clearing & IT

Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher, Chair
De’Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Thomas P. Gallagher, Chairperson
Kerry L. Melius, First Vice Chairperson
Steve Fanady, Second Vice Chairperson
Bradley Griffith
Murray Stahl
Mark G. Bagan*

Audit Committee
Thomas P. Gallagher, Chairperson
Mark G. Bagan
De’Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De’Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher
Christopher T. Matzdorf
Mark G. Bagan*

Regulatory Oversight Committee
Steve Fanady, Chairperson
De’Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher*
Mark G. Bagan*

Risk Management Committee
Bradley Griffith, Chairperson
De’Ana H. Dow
Steve Fanady
Thomas P. Gallagher*
Mark G. Bagan*

* Ex officio committee member

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. M 44 Holdings, LLC

1. *Name*: M 44 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 21, 2019.

4. *Brief description of nature and extent of affiliation*: M 44 Holdings, LLC ("M 44") was wholly-owned by Miami International Holdings, Inc. until March 30, 2021.

5. *Brief description of business or functions*: M 44 was a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 21, 2019 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 26, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 44 Holdings, LLC

The following persons were the officers of M 44 Holdings, LLC until March 30, 2021:

Name	**Title**
Thomas P. Gallagher	Chairman & Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel & Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President & Chief Information Officer

Directors of M 44 Holdings, LLC

The following persons were the directors of M 44 Holdings, LLC until March 30, 2021:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Yes – M 44 ceased business on March 30, 2021 when a Certificate of Cancellation was filed in the State of Delaware.

J. MIAX Global, LLC

1. *Name*: MIAX Global, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX Products, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Products, LLC</u>

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

<u>Directors of MIAX Products, LLC</u>

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Council (Directors) of BSD Nominee Limited

The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: Sponsor of certain exchange-traded products. ConvexityShares, LLC is a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

Name
MIAX Futures, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

Name	Title
John Zhu	Chief Executive Officer & Chief Compliance Officer
Simon Ho	President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

AMENDED AND RESTATED

BYE-LAWS

of

THE BERMUDA STOCK EXCHANGE

July 21, 2003

Table of Contents

BYE-LAWS

of

THE BERMUDA STOCK EXCHANGE

INTERPRETATION

1. In these Bye-Laws unless the context otherwise requires -

"the Act" means The Bermuda Stock Exchange Company Act 1992, being Act No. 42 of 1992;

"the Authority" means the Bermuda Monetary Authority;

"Bermuda" means the Islands of Bermuda;

"the Chairman" and "the Deputy Chairman" means the officers of the Exchange having those respective titles;

"the Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Exchange;

"the Council" means the Council for the time being of the Exchange;

"Council Member" means a member of the Council;

"the Exchange" means the company incorporated pursuant to the provisions of the Act and known as "The Bermuda Stock Exchange";

"Member" has the meaning assigned to it by the Companies Acts;

"paid up" means paid up or credited as paid up;

"Register" means the Register of Members of the Exchange;

"Registered Office" means the registered office for the time being of the Exchange;

"regulations" means the regulations made under section 11 of the Act;

"Seal" means the common seal of the Exchange and includes any duplicate thereof;

"Secretary" includes a temporary or assistant Secretary and any person appointed by the Council to perform any of the duties of the Secretary;

"these Bye-Laws" means these Bye-Laws in their present form or as from time to time amended;

"Trading Member" means a person admitted to membership in the Exchange pursuant to the regulations;

"Trading Members" means the aggregate of Trading Members for the time being;

for the purposes of these Bye-Laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;

words importing the singular number only include the plural number and vice versa;

words importing the masculine gender only include the feminine and neuter genders respectively;

words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate;

reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).

REGISTERED OFFICE

2. The Registered Office shall be at such place in Bermuda as the Council shall from time to time appoint.

APPROVAL OF THE AUTHORITY

3. Notwithstanding anything expressed or implied to the contrary in these Bye-Laws, the prior approval in writing of the Authority shall be required with respect to each of the following matters:

(i) the application of any person to become a Member of the Exchange;

(ii) the offering, allotment, issue, transfer or other dealing with the shares or other securities of the Exchange;

(iii) the modification of the rights attaching to any class of shares or securities of the Exchange; and

(iv) any increase or other alteration of the capital of the Exchange.

SHARE RIGHTS

4. Subject to these Bye-Laws and to any special rights conferred on the holders of any share or class of shares, any share in the Exchange may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Exchange may in general meeting determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Council may determine.

POWER OF THE EXCHANGE TO REPURCHASE ITS SHARES

4A. The Exchange may purchase its own shares in accordance with the provisions of the Companies Act on such terms as the Council shall think fit. The Council may exercise all the powers of the Exchange to purchase all or any part of its own shares in accordance with the Companies Act.

MODIFICATION OF RIGHTS

5. Subject to the Companies Acts and these Bye-Laws, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Exchange is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Exchange shall mutatis mutandis apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy any of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

6. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

7. Subject to these Bye-Laws, the unissued shares of the Exchange (whether forming part of the original capital or any increased capital) shall be at the disposal of the Council, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Council may determine.

8. The Council may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

9. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Exchange as holding any share upon trust and the Exchange shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

10. The preparation, issue and delivery of certificates shall be governed by the Companies Acts. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

11. If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Exchange in investigating such evidence and preparing such indemnity as the Council may think fit and, in case of defacement, on delivery of the old certificate to the Exchange.

12. All certificates for share or loan capital or other securities of the Exchange (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Council may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons.

LIEN

13. The Exchange shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Exchange shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Member, whether singly or jointly with any other person, for all the debts and liabilities of such Member or his estate to the Exchange, whether the same shall have been incurred before or after notice to the Exchange of any interest of any person other than such Member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Exchange's lien on a share shall extend to all dividends payable thereon. The Council may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

14. The Exchange may sell, in such manner as the Council may think fit, any share on which the Exchange has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating

and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

15. The net proceeds of sale by the Exchange of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Council may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

16. The Council may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Exchange serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Exchange at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Council may determine.

17. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Council authorizing the call was passed.

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19. If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Council may determine, but the Council shall be at liberty to waive payment of such interest wholly or in part.

20. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21. The Council may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

22. If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Council may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

23. The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Council may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

24. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Council to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

25. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid

26. A forfeited share shall be deemed to be the property of the Exchange and may (subject to these Bye-Laws) be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Council shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Council may think fit.

27. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Member all moneys which at the date of forfeiture were presently payable by him to the Exchange in respect of the shares with interest thereon at such rate as the Council may determine from the date of forfeiture until payment, and the Exchange may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

28. An affidavit in writing that the deponent is a Council Member or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Exchange may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Council may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF MEMBERS

29. The Secretary shall establish and maintain the Register of Members at the Registered Office in the manner prescribed by the Companies Acts. Unless the Council otherwise determines, the Register of Members shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day. Unless the Council so determines, no Member or intending Members shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Council it shall not be deemed to abrogate any of the provisions of Bye-Law 9.

REGISTER OF TRADING MEMBERS

30. The Secretary shall establish and maintain a register of Trading Members as required by the Act. The register of Trading Members shall be open to inspection in the manner prescribed by the Act between 10:00 a.m. and 12:00 noon on every working day.

REGISTER OF COUNCIL MEMBERS AND OFFICERS

31. The Secretary shall establish and maintain a register of the Council Members and Officers of the Exchange in a manner corresponding to that prescribed for directors and officers of a company by the Companies Acts. The register of Council Members and Officers shall be open to inspection in the manner corresponding as aforesaid between 10:00 a.m. and 12:00 noon on every working day.

TRANSFER OF SHARES

32. Subject to the Act, the Companies Acts and these Bye-Laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Council may approve.

33. (1) The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Exchange.

(2) The Council shall not register any transfer unless:-

(a) the instrument of transfer is duly stamped and lodged with the Exchange, accompanied by the certificate for the shares to which it relates, and such other evidence as the Council may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; and

(c) the prior approval in writing of the Authority with respect thereto has been obtained.

TRANSMISSION OF SHARES

34. In the case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Exchange as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Council may in its absolute discretion determine to be the person recognised by the Exchange for the purpose of this Bye-Law.

35. Any person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Council as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Exchange a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

36. A person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Council as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Exchange or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Council may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Council may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

37. Subject to any directions of the Council from time to time in force, the Secretary may exercise the powers and discretions of the Council under Bye-Laws 34, 35 and 36.

INCREASE OF CAPITAL

38. Subject to these Bye-Laws, the Exchange may from time to time increase its capital by such sum to be divided into shares of such par value as the Exchange in general meeting shall prescribe.

39. Subject to these Bye-Laws, the Exchange may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

40. The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

41. Subject to these Bye-Laws, the Exchange may from time to time in general meeting:-

(a) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(b) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(c) sub-divide its shares or any of them into shares of smaller par value than is fixed by the Act so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(d) make provision for the issue and allotment of shares which do not carry any voting rights; and

(e) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Council may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Council may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

42. Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Exchange may by resolution in general meeting from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

43. Subject to the Act, the Companies Acts and any confirmation or consent required by law or these Bye-Laws, the Exchange may from time to time in general meeting authorise the reduction of its issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account in any manner.

44. In relation to any such reduction, the Exchange may in general meeting determine the terms upon which such reduction is to be effected including in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS

45. The Council shall convene and the Exchange shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Council shall appoint. The Council may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.

NOTICE OF GENERAL MEETINGS

46. An Annual General Meeting shall be called by not less than 5 days notice in writing and a Special General Meeting shall be called by not less than 5 days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, in the case of a Special General Meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted Bye-Laws 118 and 119 to all Members other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Exchange.

Notwithstanding that a meeting of the Exchange is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:-

(a) in the case of a meeting called as an Annual General Meeting, by all the Members entitled to attend and vote thereat;

(b) in the case of any other meeting, by a majority in number of the Member having the right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the shares giving that right.

47. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the

non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

48. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, at least two Members holding not less than 51 per cent of the shares carrying the right to vote, present in person or represented by proxy, shall be a quorum for all purposes.

49. If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Members present in person (whatever the number of shares held by them) shall be a quorum. The Exchange shall give not less than 5 days notice of any meeting adjourned through want of a quorum and such notice shall state that two Members present in person (whatever the number of shares held by them) shall be a quorum.

50. A meeting of the Members or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

51. Each Council Member shall be entitled to attend and speak at any general meeting of the Exchange.

52. The Chairman of the Exchange or, in his absence, the Deputy Chairman shall preside as chairman at every general meeting. If at any meeting neither of the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Council Members present shall choose one of their number to act or if one Council Member only is present he shall preside as chairman if willing to act. If no Council Member is present or, if each of the Council Members present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

53. The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

54. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

55. Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

56. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:-

(a) the chairman of the meeting; or

(b) at least three Members present in person or represented by proxy; or

(c) any Member or Members present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d) a Member or Members present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Exchange shall be conclusive evidence of the fact without proof of the number of votes recorded for or against such resolution.

57. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

58. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

59. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

60. On a poll, votes may be cast either personally or by proxy.

61. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

62. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote.

63. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

64. A Member who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and. may otherwise act and be treated as such Member for the purpose of general meetings.

65. No Member shall, unless the Council otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Exchange have been paid.

66. If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

67. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. A person who is not a Member may be appointed a proxy holder.

68. Any Member may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office a proxy or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings and adjournments thereof until notice of revocation is received at the Registered Office. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof

at which the Member is present or in respect to which the Member has specially appointed a proxy or representative. The Council may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Council determines that it has received the requested evidence or other evidence satisfactory to it.

69. Subject to Bye-Law 68, the instrument appointing a proxy together with such other evidence as to its due execution as the Council may from time to time require, shall be delivered at the Registered Office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) prior to the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid.

70. Instruments of proxy shall be in any common form or in such other form as the Council may approve and the Council may, if it thinks fit, send out with the notice of any meeting forms of instruments of proxy for use at that meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates.

71. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Exchange at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

72. Subject to the Companies Acts, the Council may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Member at general meetings.

APPOINTMENT AND REMOVAL OF COUNCIL MEMBERS

73. The number of Council Members shall be such number not less than three as the Exchange in general meeting may from time to time determine and, subject to the Act, the Companies Acts and these Bye-Laws shall serve until re-elected or their successors are appointed at the next Annual General Meeting. A person who is not a Member may be appointed a Council Member.

74. Each Member that holds not less than 10% of the issued ordinary shares of the Exchange, shall have the right to designate and appoint one Council Member by notice in writing delivered to the Secretary. Any Council Member appointed by a Member pursuant to this Bye-Law may be removed by that Member at any time by written notice to the Council Member and to the Secretary. If the share holding of any Member who has appointed a Council Member pursuant to this Bye-law reduces below 10% of the issued ordinary shares of the Exchange then that Member is no longer entitled to appoint a Council Member in accordance with this Bye-law and the term of office of any Council Member so appointed shall expire immediately.

75. The Exchange shall at the Annual General Meeting and may in general meeting determine the minimum and the maximum number of Council Members and may in general meeting determine that one or more vacancies in the Council shall be deemed casual vacancies for the purposes of these Bye-Laws.

76. The Exchange may in a Special General Meeting called for that purpose remove a Council Member provided notice of any such meeting shall be served upon the Council Member concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Council Member at a Special General Meeting may be filled at the Meeting by the election of another Council Member in his place or, in the absence of any such election, by the Council.

RESIGNATION AND DISQUALIFICATION OF COUNCIL MEMBERS

77. The office of a Council Member shall be vacated upon the happening of any of the following events:

(a) if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Council;

(b) if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Council resolves that his office is vacated;

(c) if he becomes bankrupt or compounds with his creditors;

(d) if he is prohibited by law from being a Council Member;

(e) if he ceases to be a Council Member by virtue of the Act or the Companies Acts or is removed from office pursuant to these Bye-Laws; or

(f) if, being an appointee of a Member which holds not less than 10% of the issued ordinary shares of the Exchange, the share holding of that Member reduces below 10% of the issued ordinary shares of the Exchange.

ALTERNATE COUNCIL MEMBERS

78. The Exchange may in general meeting elect a person or persons qualified to be Council Members to act as Council Members in the alternative to any of the Council Members or may authorise the Council to appoint such Alternate Council Members. Any Alternate Council Member may be removed by the Exchange in general meeting and, if appointed by the Council, may be removed by the Council and, subject thereto, the office of Alternate Council Member shall continue until the next annual election of the Council or, if earlier, the date on which the relevant Council Member ceases to be a Council Member. An Alternate Council Member may also be a Council Member in his own right and may act as alternate to more than one Council Member.

79. An Alternate Council Member shall be entitled to receive notices of all meetings of Council, to attend, be counted in the quorum and vote at any such meeting at which any Council Member to whom he is alternate is not personally present, and generally to perform all the functions of any Council Member to whom he is alternate in his absence.

80. Every person acting as an Alternate Council Member shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Las relating to Council Members and shall alone be responsible to the Exchange for his acts and defaults and shall not be deemed to be the agent of or for any Council Member for whom he is alternate. An Alternate Council Member may be paid expenses and shall be entitled to be indemnified by the Exchange to the same extent mutatis mutandis as if he were a Council Member. Every person acting as an Alternate Council Member shall have one vote for each Council Member for whom he acts as alternate (in addition to his own vote if he is also a Council Member). The signature of an Alternate Council Member to any resolution in writing of the Council or a committee of the Council shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Council Member or Council Members to whom he is alternate.

COUNCIL MEMBERS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

81. The amount, if any, of Council Members' fees shall from time to time be determined by the Exchange in general meeting and in the absence of a determination to the contrary in general meeting, such fees shall be deemed to accrue from day to day. Each Council Member may be paid his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Council or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Exchange's business or in the discharge of his duties as a Council Member. Any Council Member who, by request, goes or resides abroad for any purposes of the Exchange or who performs services which in the opinion of the Council go beyond the ordinary duties of a Council Member may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

COUNCIL MEMBERS' INTERESTS

82. (a) A Council Member may hold any other office or position with the Exchange (except that of auditor) in conjunction with his office of Council Member for such period and upon such terms as the Council may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

(b) A Council Member may act by himself or his firm in a professional capacity for the Exchange (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Council Member.

(c) Subject to the provisions of the Companies Acts, a Council Member may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Exchange or in which the Exchange is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Exchange or in which the Exchange is interested. The Council may also cause the voting power conferred by the shares in any other company held or owned by the Exchange to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Council Members or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(d) So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Council or by writing to the Council Members as required by the Companies Acts, a Council Member shall not by reason of his office be accountable to the Exchange for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

(e) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Council by a Council Member or officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF THE COUNCIL

83. Subject to the provisions of the Act, the Companies Acts and these Bye-Laws and to any directions given by the Exchange in general meeting, the Council shall manage the business of the Exchange and may pay all expenses incurred in promoting and incorporating the Exchange and may exercise all the powers of the Exchange. Subject generally to the provisions of the Act, the Council shall make regulations which provide for the matters specified in the Act and may make such other regulations as it deems necessary or desirable for the proper and efficient regulation,

management and control of the Exchange and the stock market operated by the Exchange. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Council which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Council by these Bye-Laws and a meeting of the Council at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Council.

84. The Council may exercise all the powers of the Exchange to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Exchange and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Exchange or of any other persons.

85. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Exchange shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Council shall from time to time by resolution determine.

86. The Council may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Exchange for such period and upon such terms as the Council may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Council Member may have against the Exchange or the Exchange may have against such Council Member for any breach of any contract of service between him and the Exchange which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and either in addition to or in lieu of his remuneration as a Council Member.

DELEGATION OF THE COUNCIL'S POWERS

87. The Council may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Council, to be the attorney or attorneys of the Exchange for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Council under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Council may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

88. The Council may, with the prior approval in writing of the Authority in each case, entrust to and confer upon any Council Member or officer any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may (with such approval) from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

89. The Council may, with the prior approval in writing of the Authority in each case, delegate any of its powers, authorities and discretions to committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed upon it by the Council.

PROCEEDINGS OF THE COUNCIL

90. The Council may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the motion shall be deemed to have been lost. A Council Member may, and the Secretary on the requisition of a Council Member shall, at any time summon a meeting of the Council.

91. Notice of a meeting of the Council shall be deemed to be duly given to a Council Member if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Exchange for this purpose. A Council Member may waive notice of any meeting either prospectively or retrospectively.

92. (a) The quorum necessary for the transaction of the business of the Council may be fixed by the Council and, unless so fixed at any other number, shall be two individuals. Any Council Member who ceases to be a Council Member at a meeting of the Council may continue to be present and to act as a Council Member and be counted in the quorum until the termination of the meeting if no other Council Member objects and if otherwise a quorum would not be present.

(b) A Council Member who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Exchange and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

93. So long as a quorum of Council Members remains in office, the continuing Council Members may act notwithstanding any vacancy in the Council but, if no such quorum remains, the continuing Council Members or a sole continuing Council Member may act only for the purpose of calling a general meeting.

94. The Chairman shall act as chairman of all meetings of the Council at which he is present and, in his absence, the Deputy Chairman shall be chairman. If at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the same, the Council Members present may choose one of their number to be chairman of the meeting.

95. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Council so far as the same are applicable and are not superseded by any regulations imposed by the Council.

96. A resolution in writing signed by all the Council Members for the time being entitled to receive notice of a meeting of the Council or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Council or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Council Members or members of the committee concerned.

97. A meeting of the Council or a committee appointed by the Council may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

98. All acts done by the Council or by any committee or by any person acting as a Council Member or member of a committee or any person duly authorised by the Council or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Council or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Council Member, member of such committee or person so authorised.

OFFICERS

99. The officers of the Exchange shall include a Chairman and a Deputy Chairman who shall be Council Members and shall be elected by the Council as soon as possible after the statutory meeting and each annual general meeting. In addition, the Council may appoint any person whether or not he is a Council Member to hold such other office (including that of President and Vice-President) as the Council may from time to time determine. Any person elected or appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Council may determine and the Council may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such officer may have against the Exchange or the Exchange may have against such officer for any breach of any contract of service between him and the Exchange which may be involved in such revocation or termination. Save a provided in the Act, the Companies Acts or these Bye-Laws, the powers and duties of the officers of the Exchange shall be such (if any) as are determined from time to time by the Council.

MINUTES

100. The Council shall cause minutes to be made and books kept for the purpose of recording -

(a) all appointments of officers made by the Council;

(b) the names of the Council Members and other persons (if any) present at each meeting of the Council and of any committee; and

(c) of all proceedings at meetings of the Exchange, of the holders of any class of shares in the Exchange, and of committees.

SECRETARY

101. The Secretary shall be appointed by the Council at such remuneration (if any) and upon such terms as it may think fit and any Secretary so appointed may be removed by the Council. The duties of the Secretary shall be those prescribed by the Act and the Companies Acts, together with such other duties as shall from time to time be prescribed by the Council.

102. A provision of the Act, the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Council Member and the Secretary shall not be satisfied by its being done by or to the same person acting both as Council Member and as, or in the place of, the Secretary.

THE SEAL

103. (a) The Seal shall consist of a circular metal device with the name of the Exchange around the outer margin thereof and the country and year of incorporation across the centre thereof. Should the Seal not have been received at the Registered Office in such form at the date of adoption of this Bye-Law then, pending such receipt, any document requiring to be sealed with the Seal shall be sealed by affixing a red wafer seal to the document with the name of the Exchange, and the country and year of incorporation type written across the centre thereof.

(b) The Council shall provide for the custody of every Seal. A Seal shall only be used by authority of the Council or of a committee of the Council authorised by the Council in that behalf. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be signed by a Council Member and by the Secretary or by a second Council Member; provided that the Secretary or a Council Member may affix a Seal over his signature only to authenticate copies of these Bye-Laws, the minutes of any meeting or any other documents requiring authentication.

DIVIDENDS AND OTHER PAYMENTS

104. The Council may from time to time declare cash dividends or distributions out of contributed surplus to be paid to the Members according to their rights and interests including such interim dividends as appear to the Council to be justified by the position of the Exchange. The Council may also pay any fixed cash dividend which is payable on any shares of the Exchange

half yearly or on such other dates, whenever the position of the Exchange, in the opinion of the Council, justifies such payment.

105. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share:

(b) dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

106. The Council may deduct from any dividend, distribution or other moneys payable to a Member by the Exchange on or in respect of any shares all sums of money (if any) presently payable by him to the Exchange on account of calls or otherwise in respect of shares of the Exchange.

107. No dividend, distribution or other moneys payable by the Exchange on or in respect of any share shall bear interest against the Exchange.

108. Any dividend, distribution, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Exchange. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

109. Any dividend or distribution of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Exchange and the payment by the Council of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Exchange a trustee in respect thereof.

RESERVES

110. The Council may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion

of the Council, be applicable for any purpose of the Exchange and pending such application may, also at such discretion, either be employed in the business of the Exchange or be invested in such investments as the Council may from time to time think fit. The Council may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALIZATION OF PROFITS

111. Subject to these Bye-Laws, the Exchange may, upon the recommendation of the Council, at any time and from time to time resolve in general meeting to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or any capital redemption reserve fund and accordingly that such amount be set free for distribution amongst the Members or any class of Members who would be entitled thereto if distributed by way of dividend or distribution of contributed surplus and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Exchange held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Exchange, to be allotted and distributed credited as fully paid amongst such Members, or partly in one way and partly in the other, and the Council shall give effect to such resolution, provided that for the purpose of this Bye-Law, a share premium account and a capital redemption reserve fund may be applied only in paying up of unissued shares to be issued to such Members credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

112. Where any difficulty arises in regard to any distribution under the last preceding Bye-Law, the Council may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Council. The Council may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

RECORD DATES

113. Notwithstanding any other provisions of these Bye-Laws, the Exchange in general meeting or the Council may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is despatched.

ACCOUNTING RECORDS

114. The Council shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Exchange's affairs and to show and explain its transactions, in accordance with the Companies Acts.

115. The records of account shall be kept at the Registered Office or at such other place or places as the Council thinks fit, and shall at all times be open to inspection by the Council Members: No Member shall have any right to inspect any accounting record or book or document of the Exchange except as conferred by law or authorised by the Council or the Exchange in general meeting.

116. A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Exchange in general meeting, together with a copy of the auditor's report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

117. Auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Council may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

118. Any notice or other document (including a share certificate) may be served on or delivered to any Member by the Exchange either personally or by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Member at his address as appearing in the Register or by delivering it to or leaving it at such registered address. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by post shall be deemed to have been served or delivered seven days after it was put in the post, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

119. Any notice of a general meeting of the Exchange shall be deemed to be duly given to a Member if it is sent to him by cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his address as appearing in the Register or any other address given by him to the Exchange for this purpose. Any such notice shall be deemed to have been served twenty-four hours after its despatch.

120. Any notice or other document delivered, sent or given to a Member in any manner permitted by these Bye-Laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Exchange has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming though or under him) in the share.

INDEMNITY

121. Subject to the proviso below, every Council Member, officer of the Exchange and member of a committee constituted under Bye-Law 89 shall be indemnified out of the funds of the Exchange against all civil liabilities loss damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Council Member, officer or committee member and the indemnity contained in this Bye-Law shall extend to any person acting as a Council Member, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

122. Every Council Member, officer and member of a committee duly constituted under Bye-Law 89 of the Exchange shall be indemnified out of the funds of the Exchange against all liabilities incurred by him as such Council Member, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

123. To the extent that any Council Member, officer or member of a committee duly constituted under Bye-Law 89 is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Exchange to reimburse the person making such payment or effecting such discharge.

ALTERATION OF BYE-LAWS

124. These Bye-Laws may be amended from time to time in the manner provided for in the Act and the Companies Acts, so that no Bye-Law or amendment to a Bye-Law shall have effect unless first approved in writing by the Authority.

MATTERS REQUIRING SPECIAL APPROVAL

125. (a) The Exchange shall not take any of the following actions unless (i) such action is approved by a Council resolution receiving the affirmative vote of a majority of the Council Members voting on the matter representing not less than 2/3rds the total number of Council Members (a "Supermajority Vote"); and (ii) in addition, where required by the Companies Acts, approved by a Supermajority Vote of the Members entitled to vote thereon:-

(i) sell, assign, pledge or otherwise transfer any shares in any company owned by the Exchange that operates the Bermuda Securities Depository, or any interest therein;

(ii) grant any security interest over the whole or any material part of the business, property or assets (tangible or intangible) of the Exchange;

(iii) issue any shares in the Exchange, determine the issue price for any such shares, or take any action to register any transfer of shares if such issue or registration would result in a Change of Control;

(iv) issue any shares in the Exchange, determine the issue price for any such shares, or take any action to register any transfer of shares if such issue or registration would result in “beneficial ownership” of more than fifty percent (50%) of the combined voting power of the Exchange’s then outstanding Voting Securities being owned by non-Bermudians (as defined in the Companies Acts);

(v) change the corporate domicile or the jurisdiction of organization of the Exchange;

(vi) liquidate the Exchange;

(vii) give any guarantee, indemnity or security to secure the liabilities or obligations of any other person, other than a subsidiary of the Exchange, or make a loan to, or any investment in, any such person;

(viii) take any action that could cause the Exchange or its Subsidiaries to be treated as engaged in the conduct of a trade or business within the United States for purposes of United States income tax laws.

DEFINITION OF CHANGE IN CONTROL

126. “Change in Control” shall mean the occurrence of any of the following:-

(a) An acquisition (other than directly from the Exchange) of any voting securities of the Exchange (the “Voting Securities”) by any person (including persons acting in concert), immediately after which such person has “beneficial ownership” of more than fifty percent (50%) of the combined voting power of the Exchange's then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a “Non-Control Acquisition” (as hereinafter defined) shall not constitute an acquisition which would constitute a Change in Control. A “Non-Control Acquisition” shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Exchange or (B) any corporation or other person of which a majority of its voting power or equity interest is owned, directly or indirectly, by the Exchange (a "Subsidiary"), (ii) the Exchange or any Subsidiary, or (iii) any person in connection with a “Non-Control Transaction” (as hereinafter defined);

(b) The consummation of:-

(i) A merger, amalgamation or reorganization (each, a “Merger”) with or into the Exchange or in which securities of the Exchange are issued, unless such Merger or amalgamation is a “Non-Control Transaction”. A “Non-Control Transaction” shall mean a merger or amalgamation with or into the Exchange or in which securities of the Exchange are issued where:

(A) the stockholders of the Exchange immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the outstanding Ordinary Shares and the combined voting power of the outstanding voting securities of (x) the Entity resulting from such Merger (the "Surviving Entity"), if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Entity is not Beneficially Owned, directly or indirectly by another Entity (a "Parent"), or (y) if there is one or more Parent, the ultimate Parent; and

(B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Entity, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Entity is not Beneficially Owned, directly or indirectly, by a Parent, or (y) if there is one or more Parent, the ultimate Parent.

(ii) A complete liquidation or dissolution of the Exchange; or

(iii) The sale or other disposition of all or substantially all of the assets of the Exchange to any Person (other than a transfer to a Subsidiary or the distribution to the Exchange's stockholders of the stock of a Subsidiary or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Exchange, and after such share acquisition by the Exchange, the Subject Person becomes the Beneficial Owner of any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of MIAX Emerald, LLC**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. <u>Directors of MIAX Emerald, LLC</u>

The following persons are the directors of the Exchange:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Marianne Deane	Non-Industry/ Independent	Class III - 2022	Community Volunteer
Leslie Florio	Non-Industry/ Independent	Class III – 2022	Vice President – Maxwell Place Condominium Association

Name	Classification	Term of Office	Type of Business
Richard Herr	Industry	Class III – 2022	Managing Director – Piper Sandler
Joseph M. Kyrillos, Jr.	Non-Industry/ Independent	Class III - 2022	Director – Newport Capital Group; Principal – SK Partners; Former NJ Senator, 13th District
Kurt M. Eckert	Industry	Class I – 2023	Partner and Head of Market Structure – Wolverine Trading, LLC
David S. Fleming	Industry/Member Representative	Class I – 2023	Global Business Development – Options – Jump Trading, LLC
Kimberly M. Guadagno	Non-Industry/ Independent	Class I – 2023	Law Firm Partner – Connell Foley LLP; President & CEO – The FoodBank of Monmouth & Ocean Counties, d/b/a Fulfill; Former NJ Lt. Governor and Secretary of State
Michael Juneman	Industry/Member Representative	Class I – 2023	Managing Director – Two Sigma Securities, LLC
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2023	President – Phoenix Ventures, LLC
Lindsay L. Burbage	Non-Industry/ Independent	Class II - 2024	Attorney
Michael Golding	Industry	Class II – 2024	Head of Trading – Optiver US
Paul Jiganti	Industry/Member Representative	Class II – 2024	Managing Director of Business Development and Market Structure Strategy – IMC Financial Markets
John E. McCormac	Non-Industry/ Independent	Class II – 2024	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer

3. <u>Committees of MIAX Emerald, LLC</u>

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Joseph M. Kyrillos Jr.	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
Joseph M. Kyrillos Jr.	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kimberly M. Guadagno	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Paul Jiganti	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
David S. Fleming	Industry/Member Representative
John E. McCormac	Non-Industry/Independent